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Exhibit 99.1

Second Quarter Report 2017

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

This Management's Discussion and Analysis ("MD&A") dated July 27, 2017 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2017 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2016 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2016 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's operating mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at June 30, 2017 of $7,695.0 million increased by $587.0 million compared with total assets of $7,108.0 million as at December 31, 2016. Cash and cash equivalents increased by $404.0 million to $943.9 million between December 31, 2016 and June 30, 2017 primarily due to cash provided by operating activities of $406.6 million, the issuance of $300.0 million guaranteed senior unsecured notes and $219.0 million in net proceeds from common shares issued, partially offset by $320.9 million in capital expenditures, a principal repayment of $115.0 million guaranteed senior unsecured notes and $38.2 million in dividends paid during the first six months of 2017. Inventories decreased to $432.1 million at June 30, 2017 compared with $443.7 million at December 31, 2016 primarily due to a $9.1 million decrease in concentrate inventory balances. Available-for-sale securities increased from $92.3 million at December 31, 2016 to $128.1 million at June 30, 2017 due to $36.4 million in new investments and $5.3 million in unrealized fair value gains, partially offset by $5.8 million in impairment losses and $0.1 million in disposals during the first six months of 2017. Property, plant and mine development increased from $5,106.0 million at December 31, 2016 to $5,224.3 million at June 30, 2017 primarily due to additions capitalized to property, plant and mine development of $383.3 million, partially offset by amortization expense of $260.9 million during the first six months of 2017.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

        Total liabilities increased to $2,844.6 million at June 30, 2017 from $2,615.5 million at December 31, 2016 primarily due to the issuance of $300.0 million guaranteed senior unsecured notes partially offset by a $115.0 million principal repayment of guaranteed senior unsecured notes. A $76.3 million increase in accounts payable and accrued liabilities between December 31, 2016 and June 30, 2017 was primarily due to expenditures in preparation for the summer barge shipping season to Nunavut. Agnico Eagle's reclamation provision increased by $16.1 million between December 31, 2016 and June 30, 2017 primarily due to the re-measurement of the Company's reclamation provisions by applying updated expected cash flows and assumptions at June 30, 2017. Agnico Eagle's net income taxes payable position of $35.1 million at December 31, 2016 was reduced during the first six months of 2017 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes payable position of $16.5 million at June 30, 2017.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $61.9 million, or $0.27 per share, in the second quarter of 2017 compared with net income of $19.0 million, or $0.09 per share, in the second quarter of 2016. Agnico Eagle reported adjusted net income of $54.8 million, or $0.24 per share, in the second quarter of 2017 compared with adjusted net income of $31.8 million, or $0.14 per share, in the second quarter of 2016. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the second quarter of 2017, the operating margin (revenues from mining operations less production costs) of $282.2 million was consistent with $282.2 million in the second quarter of 2016 primarily due to a 4.6% increase in gold production, offset by a 4.8% increase in production costs between periods. Gold production increased to 427,743 ounces in the second quarter of 2017 compared with 408,932 ounces in the second quarter of 2016 primarily due to a 31.5% higher gold grade between periods at the Meadowbank mine and a 3.1% increase in tonnes of ore milled at the Canadian Malartic mine. Partially offsetting the overall increase in gold production between the second quarter of 2017 and the second quarter of 2016 was a 27.5% decrease in gold production at the Lapa mine primarily due to a 16.8% decrease in tonnes of ore milled between periods as it approaches the end of operations. Cash provided by operating activities amounted to $184.0 million in the second quarter of 2017 compared with $229.5 million in the second quarter of 2016. Total weighted average cash costs per ounce of gold produced amounted to $556 on a by-product basis and $628 on a co-product basis in the second quarter of 2017 compared with $592 on a by-product basis and $663 on a co-product basis in the second quarter of 2016. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Agnico Eagle reported net income of $137.8 million, or $0.60 per share, in the six months ended June 30, 2017 compared with net income of $46.8 million, or $0.21 per share, in the six months ended June 30, 2016. Agnico Eagle reported adjusted net income of $118.9 million, or $0.52 per share, in the first half of 2017

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

compared with adjusted net income of $51.6 million, or $0.23 per share, in the first half of 2016. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first six months of 2017, the operating margin (revenues from mining operations less production costs) increased to $589.4 million from $528.8 million in the first half of 2016 primarily due to a 3.1% increase in gold production between periods and higher realized sales prices for gold, silver, zinc and copper between periods. Gold production increased to 845,959 ounces in the first six months of 2017 compared with 820,268 ounces in the first six months of 2016 primarily due to a 26.1% higher gold grade between periods at the Meadowbank mine and a 2.7% increase in tonnes of ore milled at the Canadian Malartic mine. Partially offsetting the overall increase in gold production between the first six months of 2017 and the first six months of 2016 was a 28.4% decrease in gold production at the Lapa mine primarily due to an 18.1% decrease in tonnes of ore milled between periods as it approaches the end of operations. Cash provided by operating activities amounted to $406.6 million in the first six months of 2017 compared with $375.2 million in the first six months of 2016. Total weighted average cash costs per ounce of gold produced amounted to $548 on a by-product basis and $622 on a co-product basis in the first six months of 2017 compared with $582 on a by-product basis and $647 on a co-product basis in the first six months of 2016. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2017 compared with the three and six months ended June 30, 2016:

(millions of United States dollars)	Three Months Ended June 30, 2017 vs. Three Months Ended June 30, 2016	Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016
Increase in gold revenue	$9.6	$55.0
(Decrease) increase in silver revenue	(0.2)	6.4
Increase in net copper revenue	0.8	2.7
Increase in net zinc revenue	2.1	5.1
Change in production costs due to effects of foreign currencies	9.4	8.8
Increase in production costs	(21.7)	(17.4)
Decrease in exploration and corporate development expenses	3.8	6.8
Decrease in amortization of property, plant and mine development	26.2	39.3
Increase in general and administrative expenses	(3.4)	(9.3)
Increase in impairment loss on available-for-sale securities	(5.8)	(5.8)
Increase in finance costs	(0.4)	(2.3)
Change in gain on derivative financial instruments	10.0	4.2
Change in gain on sale of available-for-sale securities	(1.8)	(1.8)
Decrease in environmental remediation costs	1.0	5.8
Change in non-cash foreign currency translation	2.9	8.8
Decrease (increase) in income and mining taxes	9.0	(18.2)
Other	1.4	3.0

Total net income variance	$42.9	$91.1

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Three Months Ended June 30, 2017 vs. Three Months Ended June 30, 2016

        Revenues from mining operations increased to $549.9 million in the second quarter of 2017 compared with $537.6 million in the second quarter of 2016 primarily due a 3.8% increase in gold sales partially offset by a 0.6% decrease in the average realized gold price. Between the second quarter of 2016 and the second quarter of 2017, higher gold grade at the Meadowbank and Canadian Malartic mines resulted in increased gold production. This was partially offset by lower grade and tonnes of ore milled at the Lapa mine as it reaches the end of its mine life.

        Production costs were $267.6 million in the second quarter of 2017, a 4.8% increase compared with $255.4 million in the second quarter of 2016 primarily due to increased costs at the LaRonde and Canadian Malartic mines due to the timing of inventory. Partially offsetting the total increase in production costs between the second quarter of 2016 and the second quarter of 2017 was the impact of a weaker Mexican peso, Canadian dollar, and Euro relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced decreased to $556 on a by-product basis and $628 on a co-product basis in the second quarter of 2017 compared with $592 on a by-product basis and $663 on a co-product basis in the second quarter of 2016 primarily due to increased gold production. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses decreased to $34.3 million in the second quarter of 2017 compared with $38.1 million in the second quarter of 2016 primarily due to decreased spending on the Barsele and Madrono projects.

        Amortization of property, plant and mine development decreased by $26.2 million to $128.4 million between the second quarter of 2016 and the second quarter of 2017 primarily due to an increase in the proven and probable mineral reserves and the mineral resources included in the current life-of-mine plans at the Meadowbank and La India mines between periods.

        General and administrative expense increased to $27.8 million during the second quarter of 2017 compared with $24.3 million during the second quarter of 2016 primarily due to increased compensation and benefits expenses between periods.

        Impairment losses on certain available-for-sale securities of $5.8 million were recorded during the second quarter of 2017 compared with nil during the second quarter of 2016. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

        During the second quarter of 2017, there was a non-cash foreign currency translation loss of $2.6 million attributable to a strengthening of the Canadian dollar, Mexican peso and European Euro versus the US dollar at June 30, 2017 relative to March 31, 2017 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $5.5 million was recorded during the comparative second quarter of 2016.

        In the second quarter of 2017, the Company recorded income and mining taxes expense of $9.9 million on income before income and mining taxes of $71.8 million, resulting in an effective tax rate of 13.8%. In the second quarter of 2016, the Company recorded income and mining taxes expense of $18.9 million on income before income and mining taxes of $37.9 million, resulting in an effective tax rate of 49.9%. The decrease in the effective tax rate between the second quarter of 2016 and the second quarter of 2017 is due primarily to an increase in foreign exchange rate movements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to continue to fluctuate significantly in future periods.

Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016

        Revenues from mining operations increased to $1,097.3 million during the first six months of 2017 compared with $1,028.2 million during the first six months of 2016 primarily due to a 0.9% increase in the average realized gold price and a 5.6% increase in gold sales. Between the first six months of 2016 and the first six months of 2017, higher gold grade at the Meadowbank and Canadian Malartic mines resulted in increased gold production. This was partially offset by lower grade and tonnes of ore milled at the Lapa mine as it reaches the end of its mine life.

        Production costs were $508.0 million during the first six months of 2017, a 1.7% increase compared with $499.4 million in the first six months of 2016 primarily due to increased costs at the LaRonde and La India mines due to the timing of inventory. Partially offsetting the total increase in production costs between the first six months of 2016 and the first six months of 2017 was the impact of a weaker Mexican peso relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced decreased to $548 on a by-product basis and $622 on a co-product basis during the first six months of 2017 compared with $582 on a by-product basis and $647 on a co-product basis during the first six months of 2016 primarily due to increased gold production. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses decreased to $59.6 million during the first six months of 2017 compared with $66.5 million during the first six months of 2016 primarily due to decreased spending on the Barsele, Madrono and Barqueno projects.

        Amortization of property, plant and mine development decreased by $39.3 million to $260.9 million between the first six months of 2016 and the first six months of 2017 primarily due to an increase in the proven and probable mineral reserves and the mineral resources included in the current life-of-mine plan at the Meadowbank and La India mines between periods.

        General and administrative expense increased to $58.5 million during the first six months of 2017 compared with $49.2 million during the first six months of 2016 primarily due to increased compensation and benefits expenses between periods.

        Impairment losses on certain available-for-sale securities of $5.8 million were recorded during the first six months of 2017 compared with nil in the first six months of 2016. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged.

        During the first six months of 2017, there was a non-cash foreign currency translation loss of $3.5 million attributable to a strengthening of the Canadian dollar, Mexican peso and European Euro versus the US dollar at June 30, 2017 relative to December 31, 2016 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation loss of $12.3 million was recorded during the comparative first six months of 2016.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

        In the first six months of 2017, the Company recorded income and mining taxes expense of $36.6 million on income before income and mining taxes of $174.4 million, resulting in an effective tax rate of 21.0%. In the first six months of 2016, the Company recorded income and mining taxes expense of $18.3 million on income before income and mining taxes of $65.1 million, resulting in an effective tax rate of 28.1%. The decrease in the effective tax rate between the first six months of 2016 and the first six months of 2017 is due primarily to an increase in foreign exchange rate movements.

LaRonde mine

        At the LaRonde mine, gold production decreased by 4.1% to 72,090 ounces in the second quarter of 2017 compared with 75,159 ounces in the second quarter of 2016 primarily due to a decrease in the tonnes of ore milled. Production costs at the LaRonde mine were $46.6 million in the second quarter of 2017, an increase of 15.2% compared with production costs of $40.5 million in the second quarter of 2016 driven primarily by the timing of inventory, partially offset by a weakening of the Canadian dollar relative to the US dollar between periods.

        Gold production increased by 0.3% to 151,002 ounces in the first six months of 2017 compared with 150,496 ounces in the first six months of 2016 at the LaRonde mine, due primarily to higher gold grade ore being processed. Production costs at the LaRonde mine were $91.0 million in the first six months of 2017, an increase of 5.4% compared with production costs of $86.4 million in the first six months of 2016 driven primarily by the timing of inventory.

Lapa mine

        At the Lapa mine, gold production decreased by 27.5% to 15,881 ounces in the second quarter of 2017 compared with 21,914 ounces in the second quarter of 2016 primarily due to lower gold grade ore and a decrease in the tonnes of ore milled. Production costs at the Lapa mine were $11.8 million in the second quarter of 2017, a decrease of 20.5% compared with production costs of $14.8 million in the second quarter of 2016 driven primarily by a weakening of the Canadian dollar relative to the US dollar between periods and the expected decrease in mill throughput as the mine approaches the end of operations.

        Gold production decreased by 28.4% to 31,241 ounces in the first six months of 2017 compared with 43,623 ounces in the first six months of 2016 at the Lapa mine, due primarily to lower gold grade ore and a decrease in the tonnes of ore milled. Production costs at the Lapa mine were $24.6 million in the first six months of 2017, a 10.6% decrease compared with production costs of $27.6 million in the first six months of 2016, driven primarily by the expected decrease in mill throughput as the mine approaches the end of operations.

Goldex mine

        At the Goldex mine, gold production decreased by 3.5% to 30,337 ounces in the second quarter of 2017 compared with 31,452 ounces in the second quarter of 2016 primarily due to lower gold grade ore being processed between periods. Production costs at the Goldex mine were $14.7 million in the second quarter of 2017, an decrease of 7.7% compared with production costs of $15.9 million in the second quarter of 2016 driven primarily by a weakening of the Canadian dollar relative to the US dollar between periods and the capitalization of pre-commercial production costs related to ounces from the Deep 1 Zone.

        Gold production decreased by 1.2% to 63,008 ounces in the first six months of 2017 compared with 63,792 ounces in the first six months of 2016 at the Goldex mine primarily due to lower gold grade between periods. Production costs at the Goldex mine were $31.6 million in the first six months of 2017, a decrease of 0.3% compared with production costs of $31.7 million in the first six months of 2016, driven primarily by the capitalization of pre-commercial production costs related to ounces from the Deep 1 Zone.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Meadowbank mine

        At the Meadowbank mine, gold production increased by 31.6% to 95,289 ounces in the second quarter of 2017 compared with 72,402 ounces in the second quarter of 2016 primarily due to higher gold grade ore being processed between periods. Production costs at the Meadowbank mine were $54.4 million in the second quarter of 2017, a decrease of 0.7% compared with production costs of $54.8 million in the second quarter of 2016 driven primarily by a weakening of the Canadian dollar relative to the US dollar.

        Gold production increased by 24.8% to 180,659 ounces in the first six months of 2017 compared with 144,713 ounces in the first six months of 2016 at the Meadowbank mine primarily due to higher gold grade ore being processed between periods. Production costs at the Meadowbank mine were $108.4 million in the first six months of 2017, an increase of 1.3% compared with production costs of $107.0 million in the first six months of 2016 driven primarily by the timing of inventory.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a statutory plan of arrangement (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Canadian Malartic Corporation ("CMC") and the Canadian Malartic General Partnership ("the Partnership" or "Canadian Malartic GP" or "CMGP"), which holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production increased by 13.8% to 82,509 ounces in the second quarter of 2017 compared with 72,502 ounces in the second quarter of 2016 primarily due to higher gold grade and an increase in the tonnes of ore milled. Attributable production costs at the Canadian Malartic mine were $52.8 million in the second quarter of 2017, an increase of 10.0% compared with production costs of $48.0 million in the second quarter of 2016 primarily due to higher mill throughput and the timing of inventory, partially offset by weakening of the Canadian dollar relative to the US dollar between periods.

        Attributable gold production increased by 5.3% to 153,891 ounces in the first six months of 2017 compared with 146,115 ounces in the first six months of 2016 primarily due to higher gold grade and an increase in the tonnes of ore milled. Attributable production costs at the Canadian Malartic mine were $85.3 million in the first six months of 2017, a decrease of 4.0% compared with production costs of $88.8 million in the first six months of 2016 driven primarily by an increase in deferred stripping and the timing of inventory, partially offset by higher mill throughput.

        On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. Proceedings for the certification of the class took place on April 11 and 12, 2017 and a judgment is expected sometime in 2017. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit. At this time the outcome cannot be definitively determined and no provisions have been recorded.

        On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). On April 18, 2017, Canadian Malartic GP received notice that the application for the interlocutory injunction was dismissed. No dates have been set for the hearing of the application for a permanent injunction. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production. At this time the outcome cannot be definitively determined and no provisions have been recorded.

        On April 19, 2017, the Government of Quebec announced the issuance of two decrees authorizing the Partnership to carry out the proposed expansion of the Canadian Malartic mine and the deviation of Highway 117 in Malartic (the "Project") which will allow the Partnership to access the Barnat deposit. The preparatory work for the Project will begin after obtaining the certificates of authorization to be issued by the Quebec Ministry of Sustainable Development, Environment and Climate Change.

Kittila mine

        At the Kittila mine, gold production increased by 2.0% to 47,156 ounces in the second quarter of 2017 compared with 46,209 ounces in the second quarter of 2016 primarily due to increased mill recoveries and tonnes of ore milled. Production costs at the Kittila mine were $36.4 million in the second quarter of 2017, an increase of 6.9% compared with production costs of $34.1 million in the second quarter of 2016 driven primarily by increased mill throughput.

        Gold production increased by 4.7% to 98,777 ounces in the first six months of 2017 compared with 94,336 ounces in the first six months of 2016 at the Kittila mine due primarily to increased mill recoveries and tonnes of ore milled, partially offset by lower gold grade between periods. Production costs at the Kittila mine were $72.3 million in the first six months of 2017, an increase of 3.2% compared with production costs of $70.1 million million in the first six months of 2016 driven primarily by increased mill throughput and higher than expected maintenance costs associated with a scheduled mill shutdown, as well as increased contractor costs.

Pinos Altos mine

        At the Pinos Altos mine, gold production decreased by 2.6% to 48,196 ounces in the second quarter of 2017 compared with 49,458 ounces in the second quarter of 2016 primarily due to lower gold grade stacked on the heap leach. Production costs at the Pinos Altos mine were $28.7 million in the second quarter of 2017, a decrease of 0.5% compared with production costs of $28.8 million in the second quarter of 2016 driven primarily by a weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 4.1% to 93,556 ounces in the first six months of 2017 compared with 97,575 ounces in the first six months of 2016 at the Pinos Altos mine, due primarily to lower gold grade between periods. Production costs at the Pinos Altos mine were $52.4 million in the first six months of 2017, a decrease of 0.5% compared with production costs of $52.7 million in the first six months of 2016 driven primarily by a weakening of the Mexican peso relative to the US dollar, partially offset by an increase in mill throughput between periods.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 2.6% to 12,074 ounces in the second quarter of 2017 compared with 12,398 ounces in the second quarter of 2016 primarily due to lower gold recoveries between periods, partially offset by an increase in the tonnes of ore stacked. Production costs at the Creston Mascota deposit at Pinos Altos were $7.4 million in the second quarter of 2017, an increase of 11.1% compared with production costs of $6.6 million in the second quarter of 2016 driven primarily by the increase in tonnes of ore stacked, partially offset by a weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 2.6% to 23,318 ounces in the first six months of 2017 compared with 23,949 ounces in the first six months of 2016 at the Creston Mascota deposit at Pinos Altos primarily due to

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

lower gold recoveries, partially offset by an increase in tonnes stacked. Production costs at the Creston Mascota deposit at Pinos Altos were $14.3 million in the first six months of 2017, an increase of 15.6% compared with production costs of $12.4 million in the first six months of 2016 driven primarily by an increase in tonnes of ore stacked on the heap leach pad between periods and the timing of inventory, partially offset by a weakening of the Mexican peso relative to the US dollar.

La India mine

        At the La India mine, gold production decreased by 11.8% to 24,211 ounces in the second quarter of 2017 compared with 27,438 ounces in the second quarter of 2016 primarily due to lower gold grade and a decrease in the tonnes of ore stacked. Production costs at the La India mine were $14.9 million in the second quarter of 2017, an increase of 24.5% compared with production costs of $12.0 million in the second quarter of 2016 driven primarily by higher direct expenses and the timing of inventory, partially offset by a weakening of the Mexican peso relative to the US dollar.

        Gold production decreased by 9.3% to 50,507 ounces in the first six months of 2017 compared with 55,669 ounces in the first six months of 2016 primarily due to lower gold grade and a decrease in tonnes of ore stacked on the heap leach pad. Production costs at the La India mine were $28.1 million in the first six months of 2017, an increase of 22.4% compared with production costs of $22.9 million in the first six months of 2016 driven primarily by higher direct expenses and the timing of inventory, partially offset by a weakening of the Mexican peso relative to the US dollar.

Liquidity and Capital Resources

        As at June 30, 2017, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $952.8 million compared with $548.8 million at December 31, 2016. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $1,339.0 million at June 30, 2017 compared with $806.6 million at December 31, 2016.

Operating Activities

        Cash provided by operating activities decreased to $184.0 million in the second quarter of 2017 compared with $229.5 million in the second quarter of 2016. Operating cash flows decreased primarily due to slightly lower realized prices for gold and silver and less favourable working capital changes, partially offset by a 3.8% increase in payable gold ounces sold between periods.

        Cash provided by operating activities increased to $406.6 million in the first six months of 2017 compared with $375.2 million in the first six months of 2016. Operating cash flows increased primarily due to a 5.6% increase in payable gold ounces sold and an increase in realized prices for gold, silver, zinc and copper, partially offset by less favourable working capital changes between periods.

Investing Activities

        Cash used in investing activities increased to $203.4 million in the second quarter of 2017 compared with $122.7 million in the second quarter of 2016 primarily due to a $13.6 million increase in the purchase of available-for-sale securities and other investments and a $69.0 million increase in capital expenditures between

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the second quarter of 2017 related to the Meliadine project.

        In the second quarter of 2017, the Company purchased $13.9 million in available-for-sale securities and other investments compared with $0.3 million in the second quarter of 2016. In the second quarter of 2017, the Company received net proceeds of nil from the sale of available-for-sale securities and other investments compared with $7.0 million in the second quarter of 2016. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities increased to $357.1 million in the first six months of 2017 compared with $230.2 million in the first six months of 2016 primarily due to a $26.7 million increase in the purchase of available-for-sale securities and other investments and a $97.0 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the first six months of 2017 related to the Meliadine project.

        In the first six months of 2017, the Company purchased $36.4 million in available-for-sale securities and other investments compared with $9.8 million in the first six months of 2016. In the first six months of 2017, the Company received net proceeds of $0.2 million from the sale of available-for-sale securities and other investments compared with $7.3 million in the first six months of 2016.

        On June 14, 2017, the Company completed the purchase of 4,356,000 common shares of White Gold Corporation ("White Gold") pursuant to a private placement. The Company paid C$2.01 per White Gold common share, for total consideration of approximately C$8.8 million. Upon the closing of the transaction, Agnico Eagle held approximately 19.93% of the issued and outstanding common shares of White Gold on a non-diluted basis.

        On June 9, 2017, the Company completed the purchase of 10,120,000 common shares of Candelaria Mining Corporation ("Candeleria") pursuant to a private placement. The Company paid C$0.965 per Candelaria common share, for total consideration of approximately C$9.8 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Candelaria on a non-diluted basis.

        On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corporation ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

        On February 28, 2017, the Company completed the purchase of 14,420,000 common shares of Otis Gold Corporation ("Otis") pursuant to a private placement. The Company paid C$0.35 per Otis common share, for total consideration of approximately C$5.0 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Otis on a non-diluted basis.

Financing Activities

        Cash provided by financing activities decreased to $169.8 million in the second quarter of 2017 compared with $199.5 million in the second quarter of 2016 primarily due to a $73.0 million decrease in proceeds on employee stock option plan exercises and a $50.0 million decrease in notes issuances, partially offset by a $95.0 million decrease in the net repayment of long-term debt between periods.

        Cash provided by financing activities increased to $351.4 million in the first six months of 2017 compared with $197.9 million in the first six months of 2016 primarily due to a $195.2 million increase in net proceeds from the issuance of common shares and a $150.0 million decrease in the net repayment of long-term debt, partially

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

offset by a $126.5 million decrease in proceeds on employee stock option plan exercises and a $50.0 million decrease in notes issuances between periods.

        The Company issued common shares for net proceeds of $22.9 million in the second quarter of 2017 and $95.6 million in the second quarter of 2016 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $249.9 million in the first six months of 2017 attributable to an equity issuance directly to one institutional investor, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares amounted to $181.3 million in the first six months of 2016 attributable to the issuance of flow-through common shares, employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

        Agnico Eagle's indirect attributable interest in the debt obligations of Canadian Malartic GP included a secured loan facility (the "CMGP Loan"). In the second quarter of 2017, the remaining scheduled C$20.0 million repayment was made. As at June 30, 2017, the loan was fully repaid.

        On May 5, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which were funded on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%. Proceeds from the 2017 Notes were for working capital and general corporate purposes.

        On April 27, 2017, Agnico Eagle declared a quarterly cash dividend of $0.10 per common share paid on June 15, 2017 to holders of record of the common shares of the Company on June 1, 2017. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2017, the Company paid dividends of $18.8 million, an increase of $3.4 million compared to $15.4 million paid in the second quarter of 2016. In the first six months of 2017, the Company paid dividends of $38.2 million, an increase of $8.0 million compared to $30.2 million paid in the first six months of 2016. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On April 7, 2017, the Company repaid $115.0 million of the guaranteed senior unsecured notes that were issued on April 7, 2010 (the "2010 Notes") with an annual interest rate of 6.13%. As at June 30, 2017, the amount of the 2010 Notes that remains outstanding is $485.0 million.

        On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of $6.7 million resulted in net proceeds of $213.3 million.

        On October 26, 2016, the Company amended its $1.2 billion Credit Facility (the "Credit Facility") to, among other things, extend the maturity date from June 22, 2020 to June 22, 2021 and amending pricing terms. As at June 30, 2017, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at June 30, 2017. As at June 30, 2017, $1,199.2 million was available for future drawdown under the Credit Facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at June 30, 2017, total letters of credit outstanding under the Third LC Facility amounted to $39.5 million.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a further C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at June 30, 2017, total letters of credit outstanding under the Second LC Facility amounted to $54.0 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2017, $163.6 million had been drawn under the First LC Facility.

        Agnico Eagle's indirect attributable interest in the finance lease obligations of Canadian Malartic GP include secured finance lease obligations provided in separate tranches with remaining maturities up to 2019 and a 7.5% interest rate. As at June 30, 2017, the Company's attributable finance lease obligations were $4.3 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes, 2010 Notes, First LC Facility, Second LC Facility, and the Third LC Facility as at June 30, 2017.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

        ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 ("COSO") in order to assess the effectiveness of the Company's ICFR.

        DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

        Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

        There have been no significant changes in the Company's internal control over financial reporting in the second quarter of 2017 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2017	2016(i)	2017	2016(i)
Net income for the period	$61,884	$18,990	$137,834	$46,778
Gain on sale of available-for-sale securities	(3)	(1,799)	(79)	(1,918)
Impairment loss on available-for-sale securities	5,814	—	5,814	—
Foreign currency translation loss	2,647	5,517	3,499	12,287
Gain on derivative financial instruments	(10,655)	(670)	(14,455)	(10,291)
Income and mining taxes adjustments(ii)	(10,532)	2,628	(21,657)	(8,564)
Other(iii)	5,691	7,180	7,913	13,340

Adjusted net income for the period	$54,846	$31,846	$118,869	$51,632

Net income per share — basic	$0.27	$0.09	$0.60	$0.21
Net income per share — diluted	$0.26	$0.08	$0.60	$0.21
Adjusted net income per share — basic	$0.24	$0.14	$0.52	$0.23
Adjusted net income per share — diluted	$0.23	$0.14	$0.51	$0.23

Notes:

(i)
Beginning December 31, 2016, the Company decided to exclude stock based compensation expense from the calculation of adjusted net income. Adjusted net income for the three and six months ended June 30, 2016 has been restated to reflect this change. Stock option expense for the three months ended June 30, 2017 was $3.8 million (three months ended June 30, 2016 — $3.1 million). Stock option expense for the six months ended June 30, 2017 was $11.4 million (six months ended June 30, 2016 — $9.1 million).

(ii)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets and other non-recurring items.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
LaRonde mine	$46,641	$40,500	$91,006	$86,354
Lapa mine	11,762	14,791	24,649	27,575
Goldex mine	14,706	15,937	31,571	31,669
Meadowbank mine	54,397	54,761	108,375	106,971
Canadian Malartic mine(i)	52,752	47,974	85,253	88,788
Kittila mine	36,420	34,055	72,339	70,082
Pinos Altos mine	28,660	28,794	52,392	52,650
Creston Mascota deposit at Pinos Altos	7,361	6,623	14,339	12,404
La India mine	14,942	12,001	28,056	22,916

Production costs per the condensed interim consolidated statements of income and comprehensive income	$267,641	$255,436	$507,980	$499,409

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		72,090		75,159		151,002		150,496
Production costs	$46,641	$647	$40,500	$539	$91,006	$603	$86,354	$574
Inventory and other adjustments(iv)	2,839	39	12,658	168	10,679	70	17,277	115

Cash operating costs (co-product basis)	$49,480	$686	$53,158	$707	$101,685	$673	$103,631	$689
By-product metal revenues	(14,727)	(204)	(12,369)	(164)	(30,312)	(200)	(23,015)	(153)

Cash operating costs (by-product basis)	$34,753	$482	$40,789	$543	$71,373	$473	$80,616	$536

LaRonde Mine Per Tonne(iii)	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016				Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				520				569				1,079				1,147
Production costs		$46,641		$90		$40,500		$71		$91,006		$84		$86,354		$75
Production costs (C$)	C$	61,574	C$	118	C$	56,723	C$	100	C$	120,798	C$	112	C$	117,455	C$	102
Inventory and other adjustments (C$)(v)		(3,055)		(5)		3,565		6		(1,559)		(1)		2,061		2

Minesite operating costs (C$)	C$	58,519	C$	113	C$	60,288	C$	106	C$	119,239	C$	111	C$	119,516	C$	104

Lapa Mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		15,881		21,914		31,241		43,623
Production costs	$11,762	$741	$14,791	$675	$24,649	$789	$27,575	$632
Inventory and other adjustments(iv)	(382)	(24)	(375)	(17)	(140)	(4)	1,352	31

Cash operating costs (co-product basis)	$11,380	$717	$14,416	$658	$24,509	$785	$28,927	$663
By-product metal revenues	(80)	(5)	(4)	—	(94)	(4)	(17)	—

Cash operating costs (by-product basis)	$11,300	$712	$14,412	$658	$24,415	$781	$28,910	$663

Lapa Mine Per Tonne(iii)	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016				Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				134				161				264				322
Production costs		$11,762		$88		$14,791		$92		$24,649		$93		$27,575		$86
Production costs (C$)	C$	15,790	C$	118	C$	19,206	C$	119	C$	33,049	C$	125	C$	36,722	C$	114
Inventory and other adjustments (C$)(v)		(537)		(4)		(579)		(3)		(476)		(1)		1,386		4

Minesite operating costs (C$)	C$	15,253	C$	114	C$	18,627	C$	116	C$	32,573	C$	124	C$	38,108	C$	118

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Goldex Mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		24,691		31,452		54,967		63,792
Production costs	$14,706	$596	$15,937	$507	$31,571	$574	$31,669	$496
Inventory and other adjustments(iv)	193	7	211	6	(559)	(10)	835	14

Cash operating costs (co-product basis)	$14,899	$603	$16,148	$513	$31,012	$564	$32,504	$510
By-product metal revenues	(7)	—	(2)	—	(15)	—	(8)	(1)

Cash operating costs (by-product basis)	$14,892	$603	$16,146	$513	$30,997	$564	$32,496	$509

Goldex Mine Per Tonne(iii)(vii)	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016				Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				562				658				1,146				1,294
Production costs		$14,706		$26		$15,937		$24		$31,571		$28		$31,669		$24
Production costs (C$)	C$	19,822	C$	35	C$	20,782	C$	32	C$	42,125	C$	37	C$	42,081	C$	33
Inventory and other adjustments (C$)(v)		289		1		326		—		(684)		(1)		733		—

Minesite operating costs (C$)	C$	20,111	C$	36	C$	21,108	C$	32	C$	41,441	C$	36	C$	42,814	C$	33

Meadowbank Mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		95,289		72,402		180,659		144,713
Production costs	$54,397	$571	$54,761	$756	$108,375	$600	$106,971	$739
Inventory and other adjustments(iv)	92	1	3,474	48	(2,423)	(14)	8,920	62

Cash operating costs (co-product basis)	$54,489	$572	$58,235	$804	$105,952	$586	$115,891	$801
By-product metal revenues	(1,258)	(13)	(1,115)	(15)	(2,365)	(13)	(1,774)	(12)

Cash operating costs (by-product basis)	$53,231	$559	$57,120	$789	$103,587	$573	$114,117	$789

Meadowbank Mine Per Tonne(iii)	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016				Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				996				994				1,922				1,939
Production costs		$54,397		$55		$54,761		$55		$108,375		$56		$106,971		$55
Production costs (C$)	C$	72,521	C$	73	C$	70,547	C$	71	C$	143,935	C$	75	C$	139,667	C$	72
Inventory and other adjustments (C$)(v)		247		—		1,907		2		(2,894)		(2)		5,845		3

Minesite operating costs (C$)	C$	72,768	C$	73	C$	72,454	C$	73	C$	141,041	C$	73	C$	145,512	C$	75

Canadian Malartic Mine(i) Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		82,509		72,502		153,891		146,115
Production costs	$52,752	$639	$47,974	$662	$85,253	$554	$88,788	$608
Inventory and other adjustments(iv)	(6,674)	(81)	(1,502)	(21)	1,889	12	(193)	(2)

Cash operating costs (co-product basis)	$46,078	$558	$46,472	$641	$87,142	$566	$88,595	$606
By-product metal revenues	(1,513)	(18)	(1,442)	(20)	(2,866)	(18)	(2,537)	(17)

Cash operating costs (by-product basis)	$44,565	$540	$45,030	$621	$84,276	$548	$86,058	$589

Canadian Malartic Mine(i) Per Tonne(iii)	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016				Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,603				2,524				5,036				4,905
Production costs		$52,752		$20		$47,974		$19		$85,253		$17		$88,788		$18
Production costs (C$)	C$	70,868	C$	27	C$	51,749	C$	21	C$	113,864	C$	23	C$	102,343	C$	21
Inventory and other adjustments (C$)(v)		(9,261)		(3)		7,792		3		1,871		—		14,743		3

Minesite operating costs (C$)	C$	61,607	C$	24	C$	59,541	C$	24	C$	115,735	C$	23	C$	117,086	C$	24

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Kittila Mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		47,156		46,209		98,777		94,336
Production costs	$36,420	$772	$34,055	$737	$72,339	$732	$70,082	$743
Inventory and other adjustments(iv)	1,450	31	922	20	58	1	(102)	(1)

Cash operating costs (co-product basis)	$37,870	$803	$34,977	$757	$72,397	$733	$69,980	$742
By-product metal revenues	(40)	(1)	(32)	(1)	(84)	(1)	(79)	(1)

Cash operating costs (by-product basis)	$37,830	$802	$34,945	$756	$72,313	$732	$69,901	$741

Kittila Mine Per Tonne(iii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		439		389		862		821
Production costs	$36,420	$83	$34,055	$88	$72,339	$84	$70,082	$85
Production costs (€)	€32,748	€75	€30,761	€79	€65,852	€76	€62,964	€77
Inventory and other adjustments (€)(v)	1,118	2	620	2	(222)	—	(474)	(1)

Minesite operating costs (€)	€33,866	€77	€31,381	€81	€65,630	€76	€62,490	€76

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		48,196		49,458		93,556		97,575
Production costs	$28,660	$595	$28,794	$582	$52,392	$560	$52,650	$540
Inventory and other adjustments(iv)	(8)	(1)	16	1	3,203	34	1,651	17

Cash operating costs (co-product basis)	$28,652	$594	$28,810	$583	$55,595	$594	$54,301	$557
By-product metal revenues	(10,663)	(221)	(11,577)	(235)	(21,358)	(228)	(20,549)	(211)

Cash operating costs (by-product basis)	$17,989	$373	$17,233	$348	$34,237	$366	$33,752	$346

Pinos Altos Mine Per Tonne(iii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		620		605		1,173		1,107
Production costs	$28,660	$46	$28,794	$48	$52,392	$45	$52,650	$48
Inventory and other adjustments(v)	(70)	—	(416)	(1)	2,771	2	880	—

Minesite operating costs	$28,590	$46	$28,378	$47	$55,163	$47	$53,530	$48

Creston Mascota deposit at Pinos Altos Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		12,074		12,398		23,318		23,949
Production costs	$7,361	$610	$6,623	$534	$14,339	$615	$12,404	$518
Inventory and other adjustments(iv)	466	38	92	8	435	19	402	17

Cash operating costs (co-product basis)	$7,827	$648	$6,715	$542	$14,774	$634	$12,806	$535
By-product metal revenues	(1,186)	(98)	(898)	(73)	(2,230)	(96)	(1,680)	(70)

Cash operating costs (by-product basis)	$6,641	$550	$5,817	$469	$12,544	$538	$11,126	$465

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Creston Mascota deposit at Pinos Altos Per Tonne(iii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		596		573		1,120		1,089
Production costs	$7,361	$12	$6,623	$12	$14,339	$13	$12,404	$11
Inventory and other adjustments(v)	378	1	31	—	283	—	226	1

Minesite operating costs	$7,739	$13	$6,654	$12	$14,622	$13	$12,630	$12

La India Mine Per Ounce of Gold Produced(ii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		24,211		27,438		50,507		55,669
Production costs	$14,942	$617	$12,001	$437	$28,056	$555	$22,916	$412
Inventory and other adjustments(iv)	(313)	(13)	361	14	373	8	1,415	25

Cash operating costs (co-product basis)	$14,629	$604	$12,362	$451	$28,429	$563	$24,331	$437
By-product metal revenues	(1,268)	(52)	(1,907)	(70)	(3,547)	(70)	(3,703)	(66)

Cash operating costs (by-product basis)	$13,361	$552	$10,455	$381	$24,882	$493	$20,628	$371

La India Mine Per Tonne(iii)	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,329		1,535		2,731		2,931
Production costs	$14,942	$11	$12,001	$8	$28,056	$10	$22,916	$8
Inventory and other adjustments(v)	(687)	—	(1)	—	(318)	—	818	—

Minesite operating costs	$14,255	$11	$12,000	$8	$27,738	$10	$23,734	$8

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi)
The Goldex mine's per ounce of gold produced calculations exclude 5,646 and 8,041 ounces for the three and six months ended June 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(vii)
The Goldex mine's per tonne calculations exclude 117,784 and 175,514 tonnes for the three and six months ended June 30, 2017 and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2017 and the three and six months ended June 30, 2016 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2017

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Production costs per the condensed interim consolidated statements of income and comprehensive income (thousands of United States dollars)	$267,641	$255,436	$507,980	$499,409

Adjusted gold production (ounces)(i)	422,097	408,932	837,918	820,268

Production costs per ounce of adjusted gold production(i)	$634	$625	$606	$609
Adjustments:
Inventory and other adjustments(ii)	(6)	(38)	16	38

Total cash costs per ounce of gold produced (co-product basis)(iii)	$628	$663	$622	$647
By-product metal revenues	(72)	(71)	(74)	(65)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$556	$592	$548	$582

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	160	193	143	177
General and administrative expenses (including stock options)	66	60	70	60
Non-cash reclamation provision and other	3	3	3	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$785	$848	$764	$822

By-product metal revenues	72	71	74	65

All-in sustaining costs per ounce of gold produced (co-product basis)	$857	$919	$838	$887

Notes:

(i)
The Goldex mine's per ounce of gold produced calculations exclude 5,646 and 8,041 ounces for the three and six months ended June 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Operating margin(i) by mine:
Northern Business
LaRonde mine	$54,062	$54,985	$124,764	$103,039
Lapa mine	8,189	14,437	14,394	25,243
Goldex mine	15,990	22,896	36,844	45,080
Meadowbank mine	62,668	34,733	120,141	68,062
Canadian Malartic mine(ii)	51,237	50,133	102,823	91,874
Kittila mine	21,741	22,079	51,582	46,165
Southern Business
Pinos Altos mine	41,138	48,392	83,171	84,212
Creston Mascota deposit at Pinos Altos	8,114	9,719	16,171	18,708
La India mine	19,103	24,818	39,472	46,367

Total operating margin(i)	282,242	282,192	589,362	528,750
Amortization of property, plant and mine development	128,440	154,658	260,949	300,289
Exploration, corporate and other	82,044	89,624	154,008	163,354

Income before income and mining taxes	71,758	37,910	174,405	65,107
Income and mining taxes expense	9,874	18,920	36,571	18,329

Net income for the period	$61,884	$18,990	$137,834	$46,778

Net income per share — basic (US$)	$0.27	$0.09	$0.60	$0.21
Net income per share — diluted (US$)	$0.26	$0.08	$0.60	$0.21
Cash flows:
Cash provided by operating activities	$183,950	$229,456	$406,561	$375,160
Cash used in investing activities	$(203,444)	$(122,651)	$(357,131)	$(230,246)
Cash provided by financing activities	$169,836	$199,494	$351,407	$197,906
Realized prices (US$):
Gold (per ounce)	$1,260	$1,268	$1,241	$1,230
Silver (per ounce)	$17.03	$17.21	$17.33	$16.25
Zinc (per tonne)	$2,642	$1,852	$2,721	$1,704
Copper (per tonne)	$5,660	$4,714	$6,018	$4,506

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	72,090	75,159	151,002	150,496
Lapa mine	15,881	21,914	31,241	43,623
Goldex mine	30,337	31,452	63,008	63,792
Meadowbank mine	95,289	72,402	180,659	144,713
Canadian Malartic mine(ii)	82,509	72,502	153,891	146,115
Kittila mine	47,156	46,209	98,777	94,336
Southern Business
Pinos Altos mine	48,196	49,458	93,556	97,575
Creston Mascota deposit at Pinos Altos	12,074	12,398	23,318	23,949
La India mine	24,211	27,438	50,507	55,669

Total gold (ounces)	427,743	408,932	845,959	820,268

Silver (thousands of ounces):
Northern Business
LaRonde mine	337	266	609	512
Lapa mine	1	1	2	4
Goldex mine	1	1	1	1
Meadowbank mine	65	66	136	109
Canadian Malartic mine(ii)	89	86	173	164
Kittila mine	3	2	6	5
Southern Business
Pinos Altos mine	645	633	1,228	1,220
Creston Mascota deposit at Pinos Altos	70	50	126	98
La India mine	74	105	202	222

Total silver (thousands of ounces)	1,285	1,210	2,483	2,335

Zinc (tonnes)	1,724	1,318	2,729	1,932
Copper (tonnes)	907	1,141	2,179	2,295

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	72,706	72,005	158,162	147,262
Lapa mine	15,870	22,911	31,277	42,747
Goldex mine	30,165	30,605	63,377	62,560
Meadowbank mine	92,038	70,021	182,593	141,610
Canadian Malartic mine(ii)(iv)	77,380	72,259	141,240	137,344
Kittila mine	46,210	44,580	100,110	95,305
Southern Business
Pinos Altos mine	47,839	52,287	92,972	95,511
Creston Mascota deposit at Pinos Altos	11,414	12,117	23,040	23,962
La India mine	26,251	27,748	51,931	53,913

Total gold (ounces)	419,873	404,533	844,702	800,214

Silver (thousands of ounces):
Northern Business
LaRonde mine	319	267	607	499
Lapa mine	6	—	6	1
Goldex mine	1	1	1	1
Meadowbank mine	73	66	136	109
Canadian Malartic mine(ii)(iv)	75	76	154	149
Kittila mine	3	2	5	5
Southern Business
Pinos Altos mine	586	647	1,192	1,177
Creston Mascota deposit at Pinos Altos	70	49	120	96
La India mine	86	123	215	210

Total silver (thousands of ounces):	1,219	1,231	2,436	2,247

Zinc (tonnes)	1,645	673	3,781	1,278
Copper (tonnes)	885	1,164	2,114	2,320
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$686	$707	$673	$689
Lapa mine	717	658	785	663
Goldex mine(vi)	603	513	564	510
Meadowbank mine	572	804	586	801
Canadian Malartic mine(ii)	558	641	566	606
Kittila mine	803	757	733	742
Southern Business
Pinos Altos mine	594	583	594	557
Creston Mascota deposit at Pinos Altos	648	542	634	535
La India mine	604	451	563	437

Weighted average total cash costs per ounce of gold produced	$628	$663	$622	$647

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$482	$543	$473	$536
Lapa mine	712	658	781	663
Goldex mine(vi)	603	513	564	509
Meadowbank mine	559	789	573	789
Canadian Malartic mine(ii)	540	621	548	589
Kittila mine	802	756	732	741
Southern Business
Pinos Altos mine	373	348	366	346
Creston Mascota deposit at Pinos Altos	550	469	538	465
La India mine	552	381	493	371

Weighted average total cash costs per ounce of gold produced	$556	$592	$548	$582

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
The Goldex mine's per ounce of gold produced calculations exclude 5,646 and 8,041 ounces for the three and six months ended June 30, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
Operating margin(i):
Revenues from mining operations	$508,795	$482,932	$490,531	$537,628	$610,863	$499,210	$547,459	$549,883
Production costs	254,584	229,819	243,973	255,436	277,371	255,112	240,339	267,641

Total operating margin(i)	254,211	253,113	246,558	282,192	333,492	244,098	307,120	282,242
Operating margin(i) by mine:
Northern Business
LaRonde mine	32,443	50,667	48,055	54,985	61,587	44,058	70,702	54,062
Lapa mine	13,813	12,363	10,806	14,437	10,181	3,762	6,205	8,189
Goldex mine	20,681	17,108	22,184	22,896	27,834	13,506	20,854	15,990
Meadowbank mine	55,493	64,664	33,329	34,733	46,190	50,807	57,473	62,668
Canadian Malartic mine(ii)	44,293	38,059	41,740	50,133	55,981	40,430	51,586	51,237
Kittila mine	21,528	15,174	24,086	22,079	36,714	27,596	29,841	21,741
Southern Business
Pinos Altos mine	37,217	29,327	35,820	48,392	60,699	34,909	42,033	41,138
Creston Mascota deposit at Pinos Altos	8,898	9,919	8,989	9,719	10,448	6,470	8,057	8,114
La India mine	19,845	15,832	21,549	24,818	23,858	22,560	20,369	19,103

Total operating margin(i)	254,211	253,113	246,558	282,192	333,492	244,098	307,120	282,242
Impairment reversal	—	—	—	—	—	(120,161)	—	—
Amortization of property, plant and mine development	157,968	157,129	145,631	154,658	161,472	151,399	132,509	128,440
Exploration, corporate and other	110,258	76,963	73,730	89,624	84,079	97,447	71,964	82,044

Income (loss) before income and mining taxes	(14,015)	19,021	27,197	37,910	87,941	115,413	102,647	71,758
Income and mining taxes expense (recovery)	(15,309)	34,558	(591)	18,920	38,549	52,759	26,697	9,874

Net income (loss) for the period	$1,294	$(15,537)	$27,788	$18,990	$49,392	$62,654	$75,950	$61,884

Net income (loss) per share — basic (US$)	$0.01	$(0.07)	$0.13	$0.09	$0.22	$0.28	$0.33	$0.27
Net income (loss) per share — diluted (US$)	$0.01	$(0.07)	$0.13	$0.08	$0.22	$0.28	$0.33	$0.26
Cash flows:
Cash provided by operating activities	$143,687	$140,747	$145,704	$229,456	$282,856	$120,601	$222,611	$183,950
Cash used in investing activities	$(100,365)	$(115,786)	$(107,595)	$(122,651)	$(142,701)	$(180,543)	$(153,687)	$(203,444)
Cash (used in) provided by financing activities	$7,396	$(100,460)	$(1,588)	$199,494	$11,840	$(19,360)	$181,571	$169,836

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100% of Osisko by way of the Osisko Arrangement. As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine since the date of acquisition.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at June 30, 2017	As at December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$943,936	$539,974
Short-term investments	8,419	8,424
Restricted cash	395	398
Trade receivables (note 5)	8,395	8,185
Inventories (note 6)	432,090	443,714
Income taxes recoverable	433	—
Available-for-sale securities (notes 5 and 7)	128,100	92,310
Fair value of derivative financial instruments (notes 5 and 12)	15,219	364
Other current assets	149,762	136,810

Total current assets	1,686,749	1,230,179
Non-current assets:
Restricted cash	790	764
Goodwill	696,809	696,809
Property, plant and mine development (note 8)	5,224,272	5,106,036
Other assets	86,422	74,163

Total assets	$7,695,042	$7,107,951

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$304,892	$228,566
Reclamation provision	7,895	9,193
Interest payable	12,491	14,242
Income taxes payable	16,893	35,070
Finance lease obligations	4,856	5,535
Current portion of long-term debt (note 9)	—	129,896
Fair value of derivative financial instruments (notes 5 and 12)	679	1,120

Total current liabilities	347,706	423,622

Non-current liabilities:
Long-term debt (note 9)	1,371,948	1,072,790
Reclamation provision	282,663	265,308
Deferred income and mining tax liabilities	810,429	819,562
Other liabilities	31,870	34,195

Total liabilities	2,844,616	2,615,477

EQUITY
Common shares (note 10):
Outstanding — 231,980,778 common shares issued, less 755,094 shares held in trust	5,244,150	4,987,694
Stock options (notes 10 and 11)	182,419	179,852
Contributed surplus	37,254	37,254
Deficit	(652,094)	(744,453)
Accumulated other comprehensive income	38,697	32,127

Total equity	4,850,426	4,492,474

Total liabilities and equity	$7,695,042	$7,107,951

Commitments and contingencies (note 14)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
REVENUES
Revenues from mining operations	$549,883	$537,628	$1,097,342	$1,028,159
COSTS, EXPENSES AND OTHER INCOME
Production(i)	267,641	255,436	507,980	499,409
Exploration and corporate development	34,323	38,100	59,636	66,485
Amortization of property, plant and mine development	128,440	154,658	260,949	300,289
General and administrative	27,754	24,337	58,508	49,160
Impairment loss on available-for-sale securities (note 7)	5,814	—	5,814	—
Finance costs	17,835	17,391	37,541	35,192
Gain on derivative financial instruments (note 12)	(10,655)	(670)	(14,455)	(10,291)
Gain on sale of available-for-sale securities (note 7)	(3)	(1,799)	(79)	(1,918)
Environmental remediation	(190)	840	138	5,933
Foreign currency translation loss	2,647	5,517	3,499	12,287
Other expenses	4,519	5,908	3,406	6,506

Income before income and mining taxes	71,758	37,910	174,405	65,107
Income and mining taxes expense	9,874	18,920	36,571	18,329

Net income for the period	$61,884	$18,990	$137,834	$46,778

Net income per share — basic (note 10)	$0.27	$0.09	$0.60	$0.21

Net income per share — diluted (note 10)	$0.26	$0.08	$0.60	$0.21

Cash dividends declared per common share	$0.10	$0.08	$0.20	$0.16

COMPREHENSIVE INCOME
Net income for the period	$61,884	$18,990	$137,834	$46,778

Other comprehensive (loss) income:
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	(11,811)	22,509	(465)	51,857
Reclassification to impairment loss on available-for-sale securities (note 7)	5,814	—	5,814	—
Reclassification to gain on sale of available-for-sale securities (note 7)	(3)	(1,799)	(79)	(1,918)
Derivative financial instruments (note 12):
Unrealized gain	2,311	—	2,311	—
Income tax impact of reclassification items	(776)	240	(766)	256
Income tax impact of other comprehensive income (loss) items	1,267	(3,007)	(245)	(6,923)

	(3,198)	17,943	6,570	43,272

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(77)	(32)	(152)	(64)
Income tax impact	20	8	39	16

	(57)	(24)	(113)	(48)

Other comprehensive income (loss) for the period	(3,255)	17,919	6,457	43,224

Comprehensive income for the period	$58,629	$36,909	$144,291	$90,002

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	—	—	—	—	46,778	—	46,778
Other comprehensive income (loss)	—	—	—	—	(48)	43,272	43,224

Total comprehensive income	—	—	—	—	46,730	43,272	90,002

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11(a))	5,470,252	201,136	(43,709)	—	—	—	157,427
Stock options (notes 10 and 11(a))	—	—	9,243	—	—	—	9,243
Shares issued under incentive share purchase plan (note 11(b))	177,537	7,680	—	—	—	—	7,680
Shares issued under dividend reinvestment plan	137,900	5,235	—	—	—	—	5,235
Shares issued under flow-through share private placement	374,869	13,593	—	—	—	—	13,593
Dividends declared ($0.16 per share)	—	—	—	—	(35,417)	—	(35,417)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (note 11(c,d))	(335,856)	(9,536)	—	—	—	—	(9,536)

Balance June 30, 2016	223,475,497	$4,926,048	$181,766	$37,254	$(812,421)	$46,600	$4,379,247

Balance December 31, 2016	224,965,140	$4,987,694	$179,852	$37,254	$(744,453)	$32,127	$4,492,474

Net income	—	—	—	—	137,834	—	137,834
Other comprehensive income (loss)	—	—	—	—	(113)	6,570	6,457

Total comprehensive income	—	—	—	—	137,721	6,570	144,291

Transactions with owners:
Shares issued under employee stock option plan (notes 10 and 11(a))	1,159,961	39,851	(8,968)	—	—	—	30,883
Stock options (notes 10 and 11(a))	—	—	11,535	—	—	—	11,535
Shares issued under incentive share purchase plan (note 11(b))	189,545	8,531	—	—	—	—	8,531
Shares issued under dividend reinvestment plan	162,206	7,151	—	—	—	—	7,151
Equity issuance (net of transaction costs) (note 10)	5,003,412	215,013	—	—	—	—	215,013
Dividends declared ($0.20 per share)	—	—	—	—	(45,362)	—	(45,362)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (note 11(c,d))	(254,580)	(14,090)	—	—	—	—	(14,090)

Balance June 30, 2017	231,225,684	$5,244,150	$182,419	$37,254	$(652,094)	$38,697	$4,850,426

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income for the period	$61,884	$18,990	$137,834	$46,778
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	128,440	154,658	260,949	300,289
Deferred income and mining taxes	(8,671)	3,665	(8,140)	(13,321)
Gain on sale of available-for-sale securities (note 7)	(3)	(1,799)	(79)	(1,918)
Stock-based compensation (note 11)	9,530	7,860	24,920	17,646
Impairment loss on available-for-sale securities (note 7)	5,814	—	5,814	—
Foreign currency translation loss	2,647	5,517	3,499	12,287
Other	(414)	4,227	(525)	68
Adjustment for settlement of reclamation provision	(1,989)	(402)	(2,295)	(1,634)
Changes in non-cash working capital balances:
Trade receivables	1,218	198	(210)	2,271
Income taxes	(14,807)	3,915	(18,610)	(9,809)
Inventories	(16,725)	6,894	(8,789)	31,505
Other current assets	(20,676)	6,124	(15,457)	10,144
Accounts payable and accrued liabilities	52,533	28,539	31,374	(17,797)
Interest payable	(14,831)	(8,930)	(3,724)	(1,349)

Cash provided by operating activities	183,950	229,456	406,561	375,160

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 8)	(192,272)	(123,263)	(320,911)	(223,957)
Acquisitions, net of cash and cash equivalents acquired	—	(5,499)	—	(5,499)
Net sales (purchases) of short-term investments	2,726	(540)	5	1,695
Net proceeds from sale of available-for-sale securities and other investments (note 7)	6	6,979	197	7,278
Purchases of available-for-sale securities and other investments (note 7)	(13,888)	(327)	(36,425)	(9,772)
(Increase) decrease in restricted cash	(16)	(1)	3	9

Cash used in investing activities	(203,444)	(122,651)	(357,131)	(230,246)

FINANCING ACTIVITIES
Dividends paid	(18,769)	(15,352)	(38,227)	(30,198)
Repayment of finance lease obligations	(1,466)	(2,570)	(3,148)	(5,084)
Proceeds from long-term debt (note 9)	280,000	50,000	280,000	125,000
Repayment of long-term debt (note 9)	(410,412)	(275,374)	(410,412)	(405,374)
Notes issuance (note 9)	300,000	350,000	300,000	350,000
Long-term debt financing (note 9)	(2,129)	(2,169)	(2,129)	(2,169)
Repurchase of common shares for stock-based compensation plans (note 11)	(302)	(632)	(24,540)	(15,527)
Proceeds on exercise of stock options (note 11)	19,969	93,003	30,882	157,427
Common shares issued (note 10)	2,945	2,588	218,981	23,831

Cash provided by financing activities	169,836	199,494	351,407	197,906

Effect of exchange rate changes on cash and cash equivalents	407	(1,143)	3,125	932

Net increase in cash and cash equivalents during the period	150,749	305,156	403,962	343,752
Cash and cash equivalents, beginning of period	793,187	162,746	539,974	124,150

Cash and cash equivalents, end of period	$943,936	$467,902	$943,936	$467,902

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$31,433	$24,540	$38,300	$33,420

Income and mining taxes paid	$38,792	$13,448	$69,155	$66,765

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on July 27, 2017.

2.     BASIS OF PRESENTATION

  A.
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2016 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2016, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2017 and December 31, 2016 and the results of operations and cash flows for the three and six months ended June 30, 2017 and June 30, 2016.

    Operating results for the three and six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2017.

  B.
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2016 annual audited consolidated financial statements except for note 3(I), "Mining Properties, Plant and Equipment and Mine Development Costs", which as a result of a voluntary change in accounting policy adopted during the first quarter of 2017, has been amended below.

  The Company's previous accounting policy was to use proven and probable reserves as the denominator for calculating depreciation when using the units-of-production method. As a result of the planned development of the Amaruq satellite deposit, the Company has updated its policy to also include the mineral resources included in the current life of mine plan as the denominator for calculating depreciation when using the units-of-production method as the Company believes it is probable that those resources included in a current life of mine plan will be economically extracted. The Company believes this information is more useful to financial statement users by better representing management's best estimate of the remaining useful life of the corresponding assets and, consequently, the revised treatment results in more reliable and relevant information. The change in accounting policy has been adopted retrospectively in accordance with IAS 8 and there was no impact on previously disclosed financial information.

  Mining Properties, Plant and Equipment and Mine Development Costs

  Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

  Mining Properties

  The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

  Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in a current life-of-mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

  Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

  Plant and Equipment

  Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

  An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and comprehensive income when the asset is derecognized.

  Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

  Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in a current life of mine plan. Remaining mine lives at June 30, 2017 range from 1 to 18 years.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

3.     ACCOUNTING POLICIES (Continued)

  Mine Development Costs

  Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

  The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in a current life of mine plan.

  Recently Adopted Accounting Pronouncements

  In January 2016, the IASB amended IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments effective January 1, 2017. There was no impact to the Company's June 30, 2017 condensed interim consolidated financial statements. The Company will be including the additional disclosures in its December 31, 2017 annual consolidated financial statements.

  Recently Issued Accounting Pronouncements

  IFRS 15 — Revenue from Contracts with Customers

  In May 2014, IFRS 15 was issued and it establishes a five-step model to account for revenue arising from contracts with customers. The standard sets out the principles required to report useful information to financial statement users about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

  The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a modified retrospective application or a full retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

  The Company plans to adopt the new standard on the required effective date. The Company has completed an initial assessment of the impact of adopting IFRS 15. The Company has progressed in its implementation of IFRS 15, however, it has not calculated the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including the quantitative impact, if material, in its consolidated financial statements as the effective date approaches.

  Some of the key issues identified in the initial assessment are set out below. These are based on the work completed to date and the Company's current interpretation of IFRS 15 and are subject to changes as more detailed analysis is completed and as interpretations evolve more generally. Furthermore, the Company is considering and will continue to monitor any further development. To date, the issues set out immediately below were identified by the Company as requiring further consideration.

  Provisionally priced sales

  Some of the Company's sales of metal in concentrate contain provisional pricing features. Under IAS 18, revenue is recognized under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate pass to the third-party smelters. Final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter.

  The Company is currently evaluating the accounting treatment of these contracts under IFRS 15. During the six months ended June 30 2017, revenue from concentrate sales contracts was approximately 0.9% of total revenue. Therefore, the impact of IFRS 15 on provisionally priced sales is not expected to be significant.

  Other presentation and disclosure requirements

  IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the financial statements. Many of the disclosure requirements in IFRS 15 are completely new. During 2017, the Company has continued to consider the systems, internal controls, policies and procedures necessary to collect and disclose the required information.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

3.     ACCOUNTING POLICIES (Continued)

  IFRS 9 — Financial Instruments

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Company plans to adopt the new standard on the required effective date.

  The Company has performed a high-level impact assessment of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analysis or additional reasonable and supportable information being made available to the Company in the future. Overall, there is no significant impact expected on the balance sheet or statement of equity from the adoption of IFRS 9.

  Classification and measurement

  The only change in IFRS 9 in respect of the classification of financial liabilities is that for those designated at fair value through profit or loss ("FVTPL"), fair value changes attributable to the Company's own credit risk are presented in OCI. IFRS 9 introduces a new model for classifying financial assets. The standard introduces principle-based requirements for the classification of financial assets, using the following measurement categories:

  •
  Debt instruments at amortized cost;

  •
  Debt instruments at fair value through OCI ("FVOCI") with cumulative gains and losses reclassified to profit or loss upon derecognition;

  •
  Debt instruments, derivatives and equity instruments at FVTPL; and

  •
  Equity instruments designated at FVOCI with no recycling of gains and losses upon derecognition.

        The Company is still evaluating its different financial assets to ensure appropriate classification under IFRS 9.

  Impairment

  The new impairment requirements are based on a forward-looking expected credit loss model. The model applies to debt instruments measured at amortized cost or at FVOCI, as well as lease receivables, trade receivables, contracts assets (as defined in IFRS 15), and loan commitments and financial guarantee contracts that are not at fair value through profit or loss. The Company does not hold significant amounts of these types of financial assets and therefore does not expect these changes to have a significant impact.

  Hedge accounting

  The Company is still evaluating the changes in IFRS 9 relating to hedge accounting. The Company expects to report more detailed information, including the quantitative impact, if material, in its consolidated financial statements as the effective date approaches.

  IFRS 16 — Leases

  In January 2016, the IASB issued IFRS 16 — Leases which brings most leases on-balance sheet for lessees by eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17 — Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard's transition provisions permit certain practical expedients. The Company is currently assessing the potential effect of IFRS 16 on its consolidated financial statements. The Company expects to report more detailed information, including the quantitative impact, if material, in its consolidated financial statements as the effective date approaches.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2016.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the six months ended June 30, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheets at June 30, 2017 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at June 30, 2017, the Company's long-term debt had a fair value of $1,510.9 million (December 31, 2016 — $1,319.7 million).

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2017 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$8,395	$—	$8,395
Available-for-sale securities	123,202	4,898	—	128,100
Fair value of derivative financial instruments	—	15,219	—	15,219

Total financial assets	$123,202	$28,512	$—	$151,714

Financial liabilities:
Fair value of derivative financial instruments	—	679	—	679

Total financial liabilities	$—	$679	$—	$679

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

5.     FAIR VALUE MEASUREMENT (Continued)

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities or non-transferable shares of publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

6.     INVENTORIES

  During the three and six months ended June 30, 2017, impairment losses of nil (three months ended June 30, 2016 — nil; six months ended June 30, 2016 — $3.1 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended June 30, 2017, the Company purchased certain available-for-sale securities totaling $13.9 million (three months ended June 30, 2016 — $0.2 million). During the six months ended June 30, 2017, the Company purchased certain available-for-sale securities totaling $36.4 million (six months ended June 30, 2016 — $5.6 million).

  During the three months ended June 30, 2017, the Company received net proceeds of nil (three months ended June 30, 2016 — $3.6 million) and recognized a gain before income taxes of nil (three months ended June 30, 2016 — $1.8 million) on the sale of certain available-for-sale securities. During the six months ended June 30, 2017, the Company received net proceeds of $0.2 million (six months ended June 30, 2016 — $3.9 million) and recognized a gain before income taxes of $0.1 million (six months ended June 30, 2016 — $1.9 million) on the sale of certain available-for-sale securities.

  During the three and six months ended June 30, 2017, the Company recorded an impairment loss of $5.8 million (three and six months ended June 30, 2016 — nil) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the six months ended June 30, 2017, $383.3 million of additions (year ended December 31, 2016 — $576.2 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the six months ended June 30, 2017 were approximately $2.7 million (year ended December 31, 2016 — $3.1 million) at a capitalization rate of 1.37% (year ended December 31, 2016 — 1.70%).

  Assets with a net book value of $10.9 million were disposed of by the Company during the six months ended June 30, 2017 (year ended December 31, 2016 — $19.5 million), resulting in a net loss on disposal of $10.0 million (year ended December 31, 2016 — $18.4 million).

  See note 14 to these condensed interim consolidated financial statements for capital commitments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

9.     LONG-TERM DEBT

  2017 Notes

  On May 5, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes") which were funded on June 29, 2017. Upon issuance, the 2017 Notes had a weighted average maturity of 10.9 years and weighted average yield of 4.67%. Proceeds from the 2017 Notes were allocated towards working capital and general corporate purposes.

  The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$40,000	4.42%	6/29/2025
Series B	100,000	4.64%	6/29/2027
Series C	150,000	4.74%	6/29/2029
Series D	10,000	4.89%	6/29/2032

Total	$300,000

  Payment and performance of Agnico Eagle's obligations under the 2017 Notes is guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The 2017 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The 2017 Notes also require the Company to maintain a total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio below a specified maximum value along with a minimum tangible net worth.

  2010 Notes

  On April 7, 2017, the Company repaid $115.0 million of the guaranteed senior unsecured notes that were issued on April 7, 2010 (the "2010 Notes") with an annual interest rate of 6.13%. As at June 30, 2017, the principal amount of the 2010 Notes that remains outstanding is $485.0 million.

  Credit Facility and Loan Repayments

  At June 30, 2017 and December 31, 2016, the Company's $1.2 billion Credit Facility was undrawn. Outstanding letters of credit under the Credit Facility resulted in Credit Facility availability of $1,199.2 million at June 30, 2017. During the six months ended June 30, 2017, Credit Facility drawdowns totaled $280.0 million and repayments totaled $280.0 million. During the six months ended June 30, 2016, Credit Facility drawdowns totaled $125.0 million and repayments totaled $390.0 million.

  Agnico Eagle's indirect attributable interest in the debt obligations of Canadian Malartic GP included a secured loan facility (the "CMGP Loan"). The final scheduled repayment of C$20.0 million was made on June 30, 2017, resulting in attributable outstanding principal of nil as at June 30, 2017.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

10.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net income for the period	$61,884	$18,990	$137,834	$46,778

Weighted average number of common shares outstanding — basic (in thousands)	230,798	222,165	228,842	220,925
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	812	758	747	673
Add: Dilutive impact of employee stock options	1,921	2,246	1,645	1,970

Weighted average number of common shares outstanding — diluted (in thousands)	233,531	225,169	231,234	223,568

Net income per share — basic	$0.27	$0.09	$0.60	$0.21

Net income per share — diluted	$0.26	$0.08	$0.60	$0.21

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended June 30, 2017, 35,000 (three months ended June 30, 2016 — nil) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the six months ended June 30, 2017, 52,000 (six months ended June 30, 2016 — 1,249,525) employee stock options were excluded from the calculation of diluted net income as their impact would have been anti-dilutive.

  Equity Issuance

  On March 31, 2017, the Company issued 5,003,412 common shares to an institutional investor in the United States at a price of $43.97 per common share, for gross proceeds of approximately $220.0 million. Transaction costs of approximately $5.0 million (net of tax of $1.7 million) were incurred, resulting in a net increase to share capital of $215.0 million.

11.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Six Months Ended June 30, 2017			Six Months Ended June 30, 2016
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,478,837	C$	34.40	12,082,212	C$	43.65
Granted	2,018,140		56.57	2,140,075		36.37
Exercised	(1,159,961)		35.24	(5,470,252)		37.78
Forfeited	(51,100)		41.44	(104,387)		39.92
Expired	(1,100)		37.05	(2,129,505)		76.46

Outstanding, end of period	6,284,816	C$	41.31	6,518,143	C$	35.53

Options exercisable, end of period	3,000,891	C$	38.30	2,622,339	C$	40.99

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

11.   STOCK-BASED COMPENSATION (Continued)

  The average share price of Agnico Eagle's common shares during the six months ended June 30, 2017 was C$61.30 (six months ended June 30, 2016 — C$51.69).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2017	2016
Risk-free interest rate	1.15%	0.89%
Expected life of stock options (in years)	2.3	2.5
Expected volatility of Agnico Eagle's share price	45.0%	45.0%
Expected dividend yield	1.09%	1.33%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended June 30, 2017 was $3.8 million (three months ended June 30, 2016 — $3.2 million) and $11.5 million for the six months ended June 30, 2017 (six months ended June 30, 2016 — $9.2 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended June 30, 2017 (three months ended June 30, 2016 — $0.1 million) and $0.2 million for the six months ended June 30, 2017 (six months ended June 30, 2016 — $0.2 million)

  (b)
  Incentive Share Purchase Plan ("ISPP")

  During the six months ended June 30, 2017, 189,545 common shares were subscribed for under the ISPP (six months ended June 30, 2016 — 177,537) for a value of $8.5 million (six months ended June 30, 2016 — $7.7 million).

  The total compensation cost recognized during the three months ended June 30, 2017 related to the ISPP was $1.4 million (three months ended June 30, 2016 — $1.3 million) and $2.8 million for the six months ended June 30, 2017 (six months ended June 30, 2016 — $2.6 million).

  (c)
  Restricted Share Unit ("RSU") Plan

  During the six months ended June 30, 2017, 366,642 (six months ended June 30, 2016 — 353,501) RSUs were granted with a grant date fair value of $16.3 million (six months ended June 30, 2016 — $10.1 million). In the first six months of 2017, the Company funded the RSU plan by transferring $16.3 million (first six months of 2016 — $10.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $3.1 million for the three months ended June 30, 2017 (three months ended June 30, 2016 — $2.5 million) and $7.3 million for the six months ended June 30, 2017 (six months ended June 30, 2016 — $4.9 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

  (d)
  Performance Share Unit ("PSU") Plan

  During the six months ended June 30, 2017, 182,000 (six months ended June 30, 2016 — 183,000) PSUs were granted. In the first six months of 2017, the Company funded the PSU plan by transferring $8.1 million (first six months of 2016 — $5.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $1.2 million for the three months ended June 30, 2017 (three months ended June 30, 2016 — $0.7 million) and $3.2 million for the six months ended June 30, 2017 (six months ended June 30, 2016 — $1.1 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

12.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

  As at June 30, 2017, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under IAS 39 — Financial Instruments: Recognition and Measurement. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At June 30, 2017, the zero cost collars hedged $276.0 million of 2018 expenditures. The Company recognized the effective intrinsic value portion of the mark-to-market adjustment in other comprehensive income. The time value portion of the mark-to-market adjustment is recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

  As at June 30, 2017, the Company also had outstanding foreign exchange zero cost collars that did not apply hedge accounting. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At June 30, 2017, the zero cost collars related to $343.1 million of 2017 and 2018 expenditures and the Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2017 and 2016 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at June 30, 2017 or December 31, 2016. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at June 30, 2017 relating to 10.0 million gallons of heating oil (December 31, 2016 — 1.0 million gallons of heating oil). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at June 30, 2017 and December 31, 2016, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

12.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Premiums realized on written foreign exchange call options	$(612)	$(750)	$(1,364)	$(1,244)
Realized loss on warrants	—	256	—	256
Unrealized (gain) loss on warrants(i)	(2)	199	(12)	(409)
Realized (gain) loss on currency and commodity derivatives	(242)	(991)	(106)	680
Unrealized (gain) loss on currency and commodity derivatives(i)	(9,799)	616	(12,973)	(9,574)

Gain on derivative financial instruments	$(10,655)	$(670)	$(14,455)	$(10,291)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

13.   SEGMENTED INFORMATION

Six Months Ended June 30, 2017	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$215,770	$(91,006)	$—	$124,764
Lapa mine	39,043	(24,649)	—	14,394
Goldex mine	68,415	(31,571)	—	36,844
Meadowbank mine	228,516	(108,375)	(14,306)	105,835
Canadian Malartic joint operation	188,076	(85,253)	(2,178)	100,645
Kittila mine	123,921	(72,339)	—	51,582

Total Northern Business	863,741	(413,193)	(16,484)	434,064

Southern Business:
Pinos Altos mine	135,563	(52,392)	—	83,171
Creston Mascota deposit at Pinos Altos	30,510	(14,339)	—	16,171
La India mine	67,528	(28,056)	—	39,472

Total Southern Business	233,601	(94,787)	—	138,814

Exploration	—	—	(43,152)	(43,152)

Segments totals	$1,097,342	$(507,980)	$(59,636)	$529,726

Total segments income				$529,726
Corporate and other:
Amortization of property, plant and mine development				(260,949)
General and administrative				(58,508)
Impairment loss on available for sale securities				(5,814)
Finance costs				(37,541)
Gain on derivative financial instruments				14,455
Gain on sale of available-for-sale securities				79
Environmental remediation				(138)
Foreign currency translation loss				(3,499)
Other expenses				(3,406)

Income before income and mining taxes				$174,405

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

13.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2016	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$189,393	$(86,354)	$—	$103,039
Lapa mine	52,818	(27,575)	—	25,243
Goldex mine	76,749	(31,669)	—	45,080
Meadowbank mine	175,033	(106,971)	(17,796)	50,266
Canadian Malartic joint operation	180,662	(88,788)	(2,250)	89,624
Kittila mine	116,247	(70,082)	—	46,165

Total Northern Business	790,902	(411,439)	(20,046)	359,417

Southern Business:
Pinos Altos mine	136,862	(52,650)	—	84,212
Creston Mascota deposit at Pinos Altos	31,112	(12,404)	—	18,708
La India mine	69,283	(22,916)	—	46,367

Total Southern Business	237,257	(87,970)	—	149,287

Exploration	—	—	(46,439)	(46,439)

Segments totals	$1,028,159	$(499,409)	$(66,485)	$462,265

Total segments income				$462,265
Corporate and other:
Amortization of property, plant and mine development				(300,289)
General and administrative				(49,160)
Finance costs				(35,192)
Gain on derivative financial instruments				10,291
Gain on sale of available-for-sale securities				1,918
Environmental remediation				(5,933)
Foreign currency translation loss				(12,287)
Other expenses				(6,506)

Income before income and mining taxes				$65,107

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

13.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	June 30, 2017	December 31, 2016
Northern Business:
LaRonde mine	$815,550	$808,981
Lapa mine	14,821	16,473
Goldex mine	256,006	248,766
Meadowbank mine	529,610	500,207
Canadian Malartic joint operation	1,932,675	1,956,285
Meliadine project	929,633	781,999
Kittila mine	957,816	961,392

Total Northern Business	5,436,111	5,274,103

Southern Business:
Pinos Altos mine	682,826	667,123
Creston Mascota deposit at Pinos Altos	54,036	60,308
La India mine	438,036	428,005

Total Southern Business	1,174,898	1,155,436

Exploration	199,844	198,738

Corporate and other	884,189	479,674

Total assets	$7,695,042	$7,107,951

14.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2017, the total amount of these guarantees was $303.3 million.

  As at June 30, 2017 the Company had $62.9 million of commitments related to capital expenditures.

15.   ONGOING LITIGATION

  On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. Proceedings for the certification of the class took place on April 11 and 12, 2017 and a judgment is expected sometime in 2017. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit. At this time the outcome cannot be definitively determined and no provisions have been recorded.

  On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). On April 18, 2017, Canadian Malartic GP received notice that the application for the interlocutory injunction was dismissed. No dates have been set for the hearing of the application for a permanent injunction. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production. At this time the outcome cannot be definitively determined and no provisions have been recorded.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2017

16.   SUBSEQUENT EVENTS

  Dividends Declared

  On July 26, 2017, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.10 per common share (a total value of approximately $23.1 million), payable on September 15, 2017 to holders of record of the common shares of the Company on September 1, 2017.

QuickLinks

  Exhibit 99.1
Second Quarter Report 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2017
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three and Six Months Ended June 30, 2017
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2017